Form 10-K, Exhibit 13
period 1999-01-01
SDL INC
filed 1999-03-25
CIK 934741

EXHIBIT 13.1

SELECTED FINANCIAL DATA

        The following selected financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                          Years Ended December 31,
                           -----------------------------------------------------
                            1998(2)  1997(1)(2)(3)   1996     1995(1)    1994
                           --------- ------------- --------- --------- ---------
                                    (in thousands, except per share data)
Statement of operations
 data:
 Revenue ................. $106,138       $91,364   $82,475   $53,894   $33,024
 Cost of revenue .........   68,419        65,154    54,956    33,390    19,991
                           --------- ------------- --------- --------- ---------
 Gross margin ............   37,719        26,210    27,519    20,504    13,033
 Research and development.   10,690         9,794     6,681     3,994     2,781
 Selling, general, and
   administrative ........   13,597        40,609    12,166     7,649     4,574
 In-process research and
   development ...........       --           753       --     10,010       --
 Amortization of
   purchased intangibles
   and goodwill...........      777           671       --        --        --
                           --------- ------------- --------- --------- ---------
 Operating income (loss) .   12,655       (25,617)    8,672    (1,149)    5,678
 Net income (loss) .......  $12,823      ($24,679)   $7,121   ($2,819)   $2,195
 Net income (loss) per
   share-basic............    $0.92        ($1.83)    $0.59    ($0.31)    $0.38
 Net income (loss) per
   share-diluted..........    $0.87        ($1.83)    $0.54    ($0.31)    $0.29
 Weighted average
  shares-basic ...........   13,887        13,497    12,012     9,228     5,738
 Weighted average
 shares-diluted ..........   14,709        13,497    13,199     9,228     7,461

                                           As of December 31,
                           -----------------------------------------------------
                             1998        1997        1996     1995(1)    1994
                           --------- ------------- --------- --------- ---------
                                          (in thousands)
Balance sheet data:
 Working capital .........  $54,358       $36,012   $63,243   $22,649    $5,556
 Total assets ............  112,477        94,224   113,842    56,643    23,799
 Long-term debt (less
  current portion) .......      --           --         --        --     22,519
 Convertible redeemable
  preferred stock ........      --           --         --        --     10,545
 Stockholders' equity
 (net capital deficiency).  $93,247       $76,587   $99,227   $40,500  ($18,269)

----------------
(1) The results of operations for the years ended December 31, 1995 and 1997 include a one-time write-off of in-process research and development of approximately $10 million and $0.8 million, respectively, in connection with the acquisition of Seastar Optics and Mr. Laser, Inc.

(2) In 1997, the Company changed from a calendar year end to a 52-53 week year ending on the Friday closest to December 31. Fiscal year 1998 and 1997 ended January 1, 1999 and January 2, 1998, respectively. For ease of discussion and presentation all fiscal year ends are referred to as ending on December 31.

(3) The results of operations for the year ended December 31, 1997 include a one-time charge totaling $27.5 million related to costs associated with the litigation settlement and related legal costs of the Spectra-Physics legal dispute.

Risk Factors

The statements contained in this annual report that are not purely historical are forward-looking statements within the meaning of
Section 27(a) of the Securities Act of 1993 and Section 21(e) of the Securities and Exchange Act of 1934, including statements regarding the Company's expectations, hopes, beliefs, intentions, plans or strategies regarding the future. Forward-looking statements include: the statement on page 1 regarding SDL's products playing a leading role in helping to light the way; the statements on page 9 regarding migration to DWDM, projected compound annual growth of more than 100% for DWDM systems over the next five years, and predicted growth of the market for DWDM components to more than $4 billion in 2000 and $12 billion in 2005; the statement on page 1 regarding DWDM system channels to come on the horizon; the statements under the heading "To Our Stockholders" regarding the Company's excellent position to take advantage of expanding market opportunities; the forecasted five-fold expansion by the year 2000 of the primary communications market that SDL serves, SDL's primary market to have grown to at least $8 billion by 2002, the fueling of SDL's growth by optical amplifier and multiwave transmitter applications, SDL's pump modules being well positioned to meet the advanced needs of the DWDM market place, new opportunities in 1999, and the future and prospects for SDL; statements on page 19 regarding SDL's movement up the integration chain; statements under "Management's Discussion and Analysis of Financial Condition and Results of Operation" ("MD&A") under the heading "Provision for Income Taxes" regarding generation of future taxable income sufficient to realize the benefit of SDL's net deferred tax assets recorded; statements in MD&A under the heading "Liquidity and Capital Resources" regarding the Company's expected expenditures for capital equipment purchases and leasehold improvements in 1999 and the sufficiency of the Company's current cash balances, cash generated from operations and cash available through equity markets for the foreseeable future; and statements in MD&A under the heading "Impact of Year 2000" regarding the Company's plans to have changes to critical systems completed and tested by mid-1999, the expected burden of remediation of the Company's tertiary business information systems, material exposure to contingencies related to the year 2000 issue, continuance of contingency planning activities throughout 1999, expenditures related to the year 2000 issue and capitalization and expensing thereof, the sufficiency of operating activities to fund year 2000 costs and management's beliefs about the impact of year 2000 matters on the Company's financial condition and overall results of operations. All forward-looking statements included in this document are based on information available to the Company on the date hereof and the Company assumes no obligation to update any such forward-looking statement. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Among the factors that could cause actual results to differ materially are the factors detailed. You should consult the risk factors listed from time to time in the Company's Reports on Forms 10-Q and 8-K.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         SDL designs, manufactures and markets semiconductor lasers, fiber optic related products and optoelectronic systems. Since 1996, the Company strategy has strongly focused on providing solutions for optical communications. The Company's optical communications products power the transmission of data, voice and Internet information over fiber optic networks to meet the needs of telecommunications, dense wavelength division multiplexing, cable television and satellite communications applications. With the increased focus on commercial communications products, the proportion of SDL's revenue derived from U. S. government related projects has declined from 43% in 1996 to 28% in 1998. SDL's optical products also serve a wide variety of non-communications applications, including materials processing, printing, medical and scientific instrumentation. From the original products introduced in 1984, the Company has expanded its product offering to over 200 standard products in addition to providing custom design and packaging for OEM customers. The Company's revenue also includes revenue from customer-funded research programs.

        Because of the diversity of products, customers and applications, gross margins tend to fluctuate based in part on the mix of revenue in each reported period. SDL's revenue growth in 1997-1998 was constrained by a shortage in qualified manufacturing capacity, especially in the wafer fabrication area. The Company's new wafer fabrication facility received full qualification in June 1998, allowing a faster ramp-up in production.

        In 1997, the Company changed its year-end from a calendar year ending December 31, to a 52-53 week year ending on the Friday closest to December 31. The Company's fiscal 1998 and 1997 ended January 1, 1999 and January 2, 1998, respectively. For ease of discussion and presentation, all fiscal year ends are referred to as ending on December 31.

        Certain of the statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements regarding the Company's business, operations and prospects. The Company's actual results could differ materially from those in such forward-looking statements. See "Factors Affecting
Earnings and Stock Price."

        The following table sets forth certain operating results expressed as a percentage of total revenue for the periods indicated.

                                               Years Ended December 31,
                                          ---------------------------------
                                             1998    1997(1)(2)    1996
                                          ---------- ---------- -----------
Revenue:
  Product revenue ......................       90.8%      84.0%       84.6%
  Research revenue .....................        9.2%      16.0%       15.4%
                                          ---------- ---------- -----------
Total revenue ..........................      100.0%     100.0%      100.0%
                                          ---------- ---------- -----------
Cost of revenue:
  Cost of product revenue (3)...........       63.2%      69.7%       65.0%
  Cost of research revenue (3)..........       76.9%      79.6%       75.5%
                                          ---------- ---------- -----------
Total cost of revenue ..................       64.5%      71.3%       66.6%
                                          ---------- ---------- -----------
Gross margin ...........................       35.5%      28.7%       33.4%

Operating expenses:
  Research and development .............       10.1%      10.7%        8.1%
  Selling, general, and administrative..       12.7%      44.4%       14.0%
  In-process research and development...        --         0.8%       --
  Amortization of purchased intangibles
   and goodwill.........................        0.8%       0.8%        0.8%
                                          ---------- ---------- -----------
Total operating expense ................       23.6%      56.7%       22.9%
                                          ---------- ---------- -----------
Operating income (loss) ................       11.9%     -28.0%       10.5%
Interest income and other, net .........        1.1%       1.5%        1.8%
                                          ---------- ---------- -----------
Income (loss) before income taxes ......       13.0%     -26.5%       12.3%
Provision for income taxes .............        1.0%       0.5%        3.7%

Net income (loss) ......................       12.0%     -27.0%        8.6%
                                          ========== ========== ===========

----------------------

(1) The results of operations for the years ended December 31, 1997 include a one-time write-off of in-process research and development of approximately $0.8 million in connection with the acquisition of Mr. Laser, Inc.

(2) The results of operations for the year ended December 31, 1997 includes a one-time charge of $27.5 million related to costs associated with the litigation settlement and related legal costs of the Spectra Physics legal dispute.

(3) Cost of product revenue and cost of research revenue are stated as a percentage of product revenue and research revenue, respectively.

Results of Operations

Revenue. The Company recorded a 16 percent increase in revenue to $106.1 million during 1998, following an 11 percent increase in 1997 revenue to $91.4 million. Product revenue reported in 1998 increased 26 percent or $19.6 million, following a 10 percent or $7.0 million increase in 1997. The 1998 and 1997 increases in product revenue resulted primarily from growth in dense wavelength division multiplexing (DWDM) product sales caused by a continued strong demand for SDL's 980nm pump module. Research revenue decreased 33 percent or $4.8 million during 1998 as a result of the Company continuing to focus on commercial product opportunities. Research revenue grew 15 percent during 1997 and accounted for 16 percent and 15 percent of revenue for 1997 and 1996, respectively. There can be no assurances that the applications markets for SDL's products will grow in future periods at historical percentages. Further, there can be no assurances that the Company will be able to increase or maintain its market share in the future or to sustain historical growth rates.

The Company derived 28 percent, 38 percent, and 43 percent of its 1998, 1997 and 1996 revenue, directly or indirectly from a variety of Federal government sources. The demand for certain of the Company's services and products is directly related to the level of funding of government programs. The Company believes that the success and further development of its government business is dependent, in significant part, upon the continued existence and funding of such programs and upon the Company's ability to participate in such programs. For example, a majority of the Company's research revenue for 1998, 1997, and 1996 was funded by Federal programs. There can be no assurances that such programs will continue to be funded even if government agencies have available financial resources or that the Company will continue to be awarded contracts under such programs.

Approximately 14 percent, 19 percent, and 21 percent of 1998, 1997 and 1996 revenue was received from Lockheed-Martin through numerous government and commercial programs. Most of the revenue from Lockheed-Martin during this three year period was, and during 1999 is expected to be, derived from Federally-funded programs, which are subject to renewal every one or two years and to termination for convenience by the government agency. It is expected that revenue received under these current Lockheed-Martin programs will continue to decrease as a percentage of the Company's total revenue. However, a loss of the Company's contracts or failure to win new contracts with Lockheed-Martin could have an adverse effect on the Company's results of operations.

Revenues from customers outside of the United States represented 24 percent, 17 percent, and 15 percent of total revenue for 1998, 1997, and 1996, respectively. The 1998 growth was primarily within the European region, due to the growth in the communications market business, where revenue increased 98 percent compared to 1997.

Gross margin. Gross margin as a percentage of revenue was 36 percent in 1998, compared to 29 percent and 33 percent for 1997 and 1996, respectively. The increase in gross margin during 1998 as compared to 1997 resulted from: (i) increased yields and volumes from the new wafer fab and reduction of costs related to the 980nm pump module, and (ii) a more favorable mix in the ratio of commercial product revenue as compared to revenue derived from U.S. government sources. The decline in gross margin during 1997 as compared to 1996 primarily resulted from: (i) start-up costs for expansion of the Company's wafer fab and transition of the various product lines to the new fabrication equipment, and (ii) changes in estimable reimbursable costs in the June quarter.

The Company's gross margin can be affected by a number of factors, including product mix, customer mix, applications mix, pricing pressures and product yield. Generally, the cost of newer products has tended to be higher as a percentage of product revenue than that of more mature, higher volume products. In addition, the cost of research revenue is significantly higher as a percentage of revenue, as research revenue is typically based on costs incurred rather than market pricing. Considering these factors, gross margin fluctuations are difficult to predict and there can be no assurance that the Company will achieve or maintain gross margins at historical levels in future periods.

Research and development. The Company's future results depend, to a considerable extent, on its ability to maintain a competitive advantage in the products it provides. For this reason, SDL believes it is critical to continue to make investments in research and development to promote the flow of innovative, productive, and high-quality products. Research and development increased to $10.7 million compared to $9.8 million and $6.7 million during 1998, 1997 and 1996, respectively. Research and development as a percentage of revenue was 10 percent, 11 percent and 8 percent in 1998, 1997 and 1996, respectively. The 1998 research and development emphasis has been to bring new communication products to market. The 1997 research and development spending was on manufacturing process development efforts, together with the development of new communications and laser system products.

The Company is committed to continuing its significant research and development expenditures and expects that the absolute dollar amount of research and development expenses will increase as it invests in developing new products, expanding and enhancing its existing product lines, and reducing its costs, although research and development expenses may vary as a percentage of revenue.

Selling, general and administrative (SG&A).   Selling, general and
administrative (SG&A) expense of $13.6 million or 13 percent of revenue represents a decrease of $27.0 million or 44 percent of revenue from 1997. Excluding non-recurring amounts of approximately $27.5 million for the settlement and related legal costs incurred in 1997 for the Spectra-Physics vs. SDL, Inc. legal dispute, SG&A increased $0.5 million and $1.6 million from 1997 and 1996, respectively. Excluding non-recurring amounts, the increase in SG&A expense during 1998 was primarily due to continued expansion of the Company's sales and marketing staff and the commencement of the implementation process for the Company's new enterprise resource planning software. The Company expects that SG&A amounts, exclusive of the settlement and related legal costs, will continue to increase to support the Company's current and expected future volumes of business, including the expansion of SDL's domestic and international sales and marketing efforts. However, there can be no assurances that current SG&A levels as a percentage of total revenue are indicative of future SG&A as a percentage of total revenue.

In-process research and development. The acquisition of Mr. Laser, Inc. during 1997 resulted in the write-off of purchased in-process research and development of $0.8 million. In the future, additional in-process research and development write-offs can be anticipated as the Company may from time to time acquire companies or new product lines.

Amortization of purchased intangibles and goodwill. Amortization expense of $777,000 represents an increase of $106,000 and $132,000 compared to 1997 and 1996, respectively. The increase in 1998 compared to 1997 and 1996 is a result of the acquisition of Mr. Laser in November 1997.

Interest income, net. Interest income decreased slightly during 1998 compared to 1997 as result of lower average cash and investment balances during 1998. During 1997, the Company liquidated a portion of its interest income generating investments for payment of $27.5 million in settlement and related legal costs associated with the resolution of the Spectra-Physics legal dispute. The early liquidation of certain of these investment securities resulted in a realized loss of approximately $0.3 million, which is included within interest income on the statement of operations. Excluding that loss, interest income recorded during 1997 increased slightly from that recorded during 1996.

Provision for Income Taxes. The income tax provision for the years ending December 31, 1998 and December 31, 1997 of $1.0 million and $0.4 million, respectively, consist primarily of current foreign income taxes for the earnings of SDL Optics and federal and state minimum taxes. The federal and state tax provisions were reduced due to the utilization of
previously unbenefitted net operating loss carryforwards.   The deferred
income tax benefit for 1998 and 1997 has been limited because realization of the deferred tax asset is dependent upon future taxable income, the amount and timing of which are uncertain. Accordingly, a partial valuation allowance has been established to record a net deferred tax asset that the Company believes is more likely than not to be realized.

The effective tax rate for the year ending December 31, 1996 was 30%. This rate was lower than the statutory rate due primarily to the benefits of State tax credits and tax-exempt interest income.

Although realization is not assured, the Company believes that it will generate future taxable income sufficient to realize the benefit of the $4.0 million of net deferred tax assets recorded. The amount of the net deferred tax assets considered realizable could be reduced or increased in the near term if estimates of future taxable income are changed. Management intends to evaluate the realizability of the net deferred tax assets on a quarterly basis to assess the need for the valuation allowance.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for the four quarters of each 1998 and 1997. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the Financial Statements and the Notes thereto included elsewhere herein. The results of operations for any quarter are not necessarily indicative of results that may be expected for any future period or for the entire year.

                                                      Quarters Ended
                      --------------------------------------------------------------------------------
                                        1998                                     1997
                      ---------------------------------------  ---------------------------------------

                       Mar. 31   June 30  Sept. 30   Dec. 31    Mar. 31  June 30(1)Sept. 30  Dec. 31(2)
                      --------- --------- --------- ---------  --------- --------- --------- ---------
Revenue ...........    $25,357   $25,810   $25,571   $29,400    $21,016   $21,570   $23,951   $24,827
Cost of revenue ...     17,150    16,895    16,342    18,032     14,018    18,333    16,325    16,478
                      --------- --------- --------- ---------  --------- --------- --------- ---------
Gross margin ......     $8,207    $8,915    $9,229   $11,368     $6,998    $3,237    $7,626    $8,349
Operating income
  (loss) ..........     $2,646    $2,832    $3,015    $4,162       $104  ($29,577)   $2,324    $1,532
Net income (loss)..     $2,699    $2,906    $3,099    $4,119       $507  ($29,471)   $2,451    $1,834
                      ========= ========= ========= =========  ========= ========= ========= =========
Net income (loss)
  per share-basic..      $0.20     $0.21     $0.22     $0.29      $0.04    ($2.19)    $0.18     $0.13
                      ========= ========= ========= =========  ========= ========= ========= =========
Net income (loss)
 per share-
 diluted ..........      $0.19     $0.20     $0.21     $0.28      $0.04    ($2.19)    $0.17     $0.13
                      ========= ========= ========= =========  ========= ========= ========= =========
Weighted average
  shares-basic ....     13,708    13,830    13,882    14,125     13,331    13,462    13,546    13,643
Weighted average
  shares-diluted...     14,545    14,700    14,666    14,925     14,265    13,462    14,431    14,444

----------------------

(1) The results of operations for the quarter ended June 30, 1997 include a one-time charge totaling $27.5 million for the settlement and related legal costs associated with the Spectra-Physics vs. SDL, Inc. legal dispute.

(2) The results of operations for the quarter ended December 31, 1997 include a one-time write-off of in-process research and development of approximately $0.8 million in connection with the acquisition of Mr. Laser, Inc.

Liquidity and Capital Resources.

The Company generated $12.6 million of cash from operating activities during 1998 principally from net income from operations adjusted for non-cash depreciation and amortization changes. These were offset by an increase in accounts receivables and inventories. In addition, the Company received $3.5 million for the issuance of stock under employee stock plans, which was offset by investments of $13.4 million for facilities expansion and capital equipment purchases. As a result cash, cash equivalents, and marketable securities increased from $26.6 million at December 31, 1997 to $29.4 million at December 31, 1998.

The payment of settlement and related legal costs of $27.5 million to conclude the Spectra-Physics legal dispute resulted in the use of cash by operating activities for the year ended December 31, 1997. An increase in accounts receivable in 1997, as compared with 1996, also contributed to a use of operating cash in 1997. In addition, the Company received $2.1 million from the issuance of stock under employee stock plans, which was offset by investments of $9.4 million for facilities expansion and capital equipment purchases and a cash payment of $2.7 million which completed the SDL Optics acquisition. As a result, cash, cash equivalents, and marketable securities decreased from $58.3 million at December 31 1996 to $26.6 million at December 31, 1997.

The Company currently expects to spend in the range of $18 million to $20 million for capital equipment purchases and leasehold improvements during 1999.

The Company believes that current cash balances, cash generated from operations, and cash available through the bank and equity markets will be sufficient to fund capital equipment purchases, acquisitions of complementary businesses, products or technologies and working capital requirements for the foreseeable future. However, there can be no assurances that events in the future will not require the Company to seek additional capital sooner or, if so required, that adequate capital will be available on terms acceptable to the Company.

Impact of Year 2000

Like many other companies, the year 2000 computer issue creates risks for SDL. Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. If internal systems do not correctly recognize and process date information beyond the year 1999, there could be a material adverse impact on the Company's business and results of operations.

To address these year 2000 issues within its internal systems, the Company has established a task team and initiated a comprehensive program designed to deal with the most critical systems first. Assessment and remediation are proceeding in tandem, and the Company currently plans to have changes to critical systems completed and tested by mid-1999. These activities are intended to encompass all systems software applications in use by the Company, including front and back-end manufacturing, facilities, sales, finance and human resources.

As newer, more functional software solutions are currently available and are Year 2000 compliant, the Company has concluded that the conversion to enterprise resource planning software programs supporting the Company's manufacturing, finance, distribution / logistics and human resource operations is more cost effective. The project is estimated to be completed during the quarter ended June 30, 1999. In addition, as a contingency plan, the Company's existing management information software applications have been successfully upgraded to a year 2000 compliant version.

Assessment and remediation of year 2000 issues in tertiary business information systems is on-going. Well over 80% of the Company's investment in desktop PC hardware is known to be year 2000 compliant. Additionally, the Company has concluded that the purchase of newer, more functional software for its network server applications is more cost effective than upgrading its existing software to a year 2000 compliant version. Completing the remediation of the Company's tertiary business information systems is not expected to be a significant burden on the Company.

To date, based on its current manufacturing process, SDL believes it has no material exposure to contingencies directly related directly to the Year 2000 issue for the products it has sold or will sell in the future.

SDL is also actively working with critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are year 2000 compatible or to monitor their progress toward year 2000 compatibility. In addition, the Company has commenced work on various types of contingency planning to address potential problem areas with internal systems and with suppliers and other third parties. It is expected that assessment, remediation and contingency planning activities will be on-going throughout 1999 with the goal of appropriately resolving all material internal systems and third party issues.

The costs incurred to date related to these programs are less than $1.9 million. The Company currently expects that the total cost of these programs, including both incremental spending and redeployed resources, will total approximately $2.8 million, more or less, which includes $1.8 million for the purchase of new software and hardware that will be
capitalized and $1.0 million that will be expensed as incurred.    The
Company expects that operating activities will fund the year 2000 costs. In some instances, the installation schedule of new software and hardware in the normal course of business is being accelerated to also afford a solution to year 2000 capability issues. The Company has not delayed any non year 2000 projects. The costs of these projects and dates on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors.

Based on currently available information, management does not believe that the year 2000 matters discussed above related to internal systems or products sold to customers will have a material adverse impact on the Company's financial condition or overall trends in results of operations; however, it is uncertain to what extent the Company may be affected by such matters. Any failure to timely, successfully and cost-effectively assess, remediate and resolve the Company's year 2000 issues, including those regarding its own as well as suppliers' and third parties' internal systems, products, services and contingency plans, may have a material adverse effect on the Company's business and results of operations. The Company is continuing its efforts to ensure year 2000 readiness, and there can be no assurance that there will not be new year 2000 issues not identified above and significant delays in or increased costs associated with such efforts which could have a material adverse effect on the Company's business and results of operations.

Interest Rate Risk

The Company's cash equivalents and short-term and long-term marketable securities are subject to market risk and changes in interest rates. The Company's marketable securities are managed by outside professional
managers within guidelines established by the Company.   The guidelines,
which include security type, credit quality, and maturity, are intended to limit market risk by restricting the Company's high quality debt instruments. The Company's investments in debt securities are classified as available-for-sale; therefore, gains and losses due to changes in interest rates are included in other accumulated comprehensive income
unless such securities are sold prior to maturity.   The Company
generally holds securities until maturity and carries the securities at fair value.

                                    SDL, INC.
                           CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                            As of December 31,
                                                         ----------------------
                                                            1998        1997
                                                         ----------  ----------
                            ASSETS
Current Assets:
  Cash and cash equivalents .......................        $13,370      $4,593
  Short-term investments ..........................         12,494      10,400
  Accounts receivable, net ........................         22,070      19,960
  Inventories .....................................         19,679      13,938
  Prepaid expenses and other current assets .......          3,306       2,738
                                                         ----------  ----------
Total current assets ..............................         70,919      51,629
Property and equipment, net .......................         32,931      26,298
Long-term investments .............................          3,552      11,613
Note due from related party .......................            512         536
Other assets ......................................          4,563       4,148
                                                         ----------  ----------
Total assets ......................................       $112,477     $94,224
                                                         ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ................................         $9,385      $8,469
  Accrued payroll and related expenses ............          2,354       2,945
  Income taxes payable ............................          1,890         828
  Unearned revenue ................................            643         393
  Other accrued liabilities .......................          2,289       2,982
                                                         ----------  ----------
Total current liabilities .........................         16,561      15,617
Long-term liabilities .............................          2,669       2,020

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $0.001 par value:
    Authorized shares - 1,000,000; none issued.....             --          --
  Common stock, $0.001 par value:
    Authorized shares - 21,000,000;
      issued and outstanding shares -
      14,285,938 and 13,674,534 in
      1998 and 1997, respectively .................             15          14
  Additional paid-in capital ......................        120,033     116,268
  Accumulated other comprehensive income...........             (4)        (73)
  Accumulated deficit, $26.3 million relating
    to the repurchase of common stock in 1992
    and $5.8 million relating to a
    recapitalization in 1992 ......................        (26,757)    (39,580)
                                                         ----------  ----------
                                                            93,287      76,629
  Less common stockholders' notes receivable ......            (40)        (42)
                                                         ----------  ----------
Total stockholders' equity ........................         93,247      76,587
                                                         ----------  ----------
Total liabilities and stockholders' equity ........       $112,477     $94,224
                                                         ==========  ==========

                             See accompanying notes.

                                    SDL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                               Years Ended December 31,
                                          ---------------------------------
                                             1998       1997       1996
                                          ---------- ---------- -----------
Revenue:
  Product revenue ......................    $96,358    $76,750     $69,772
  Research revenue .....................      9,780     14,614      12,703
                                          ---------- ---------- -----------
Total revenue ..........................    106,138     91,364      82,475
                                          ---------- ---------- -----------
Cost of revenue:
  Cost of product revenue ..............     60,898     53,523      45,365
  Cost of research revenue .............      7,521     11,631       9,591
                                          ---------- ---------- -----------
Total cost of revenue ..................     68,419     65,154      54,956
                                          ---------- ---------- -----------
Gross margin ...........................     37,719     26,210      27,519

Operating expenses:
  Research and development .............     10,690      9,794       6,681
  Selling, general, and administrative..     13,597     40,609      11,521
  In-process research and development...        --         753        --
  Amortization of purchased intangibles
   and goodwill.........................        777        671         645
                                          ---------- ---------- -----------
Total operating expense ................     25,064     51,827      18,847
                                          ---------- ---------- -----------
Operating income (loss) ................     12,655    (25,617)      8,672
Interest income and other, net .........      1,211      1,355       1,501
                                          ---------- ---------- -----------
Income (loss) before income taxes ......     13,866    (24,262)     10,173
Provision for income taxes .............      1,043        417       3,052
                                          ---------- ---------- -----------
Net income (loss) ......................    $12,823   ($24,679)     $7,121
                                          ========== ========== ===========

Net income (loss) per share-basic ......      $0.92     ($1.83)      $0.59
                                          ========== ========== ===========

Net income (loss) per share-diluted ....      $0.87     ($1.83)      $0.54
                                          ========== ========== ===========
Number of weighted average
 shares-basic ..........................     13,887     13,497      12,012
                                          ========== ========== ===========
Number of weighted of average
 shares-diluted ........................     14,709     13,497      13,199
                                          ========== ========== ===========

                             See accompanying notes.

                                    SDL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                                                                Accumu-
                                                                 lated              Stock-
                                                                 Other             holder's     Total
                                    Common Stock    Additional  Compre-   Accumu-    Notes      Stock-
                                -------------------  Paid-in    hensive    lated    Receiv-    holders'
                                  Shares    Amount    Capial    Income    Deficit    able       Equity
                                ----------- ------- ---------- --------- --------- --------- ------------
Balance at, December 31, 1995.  10,628,115     $11    $62,995       ($6) ($22,022)    ($478)     $40,500
  Net income .................         --      --         --        --      7,121       --         7,121
  Unrealized loss on
    investments...............         --      --         --        (44)      --        --           (44)
                                                                                             ------------
  Comprehensive income........                                                                     7,077
                                                                                             ------------
  Issuance of stock
    pursuant to
    employee stock plans .....     921,168     --       1,509       --        --        --         1,509
  Proceeds from issuance
    of common stock (less
    offering expenses of
    $362) ....................   1,755,000       2     44,650       --        --        --        44,652
  Issuance of treasury
    stock ....................       1,827     --          33       --        --        --            33
  Payments on
    stockholders' notes
    receivable ...............         --      --         --        --        --        222          222
  Income tax benefit from
    exercise of employee
    stock options ............         --      --       5,234       --        --        --         5,234
                                ----------- ------- ---------- --------- --------- --------- ------------
Balance at, December 31, 1996.  13,306,110      13    114,421       (50)  (14,901)     (256)      99,227
  Net loss ...................         --      --         --        --    (24,679)      --       (24,679)
  Unrealized loss on
    investments...............         --      --         --        (23)      --        --           (23)
                                                                                             ------------
  Comprehensive loss..........                                                                   (24,702)
                                                                                             ------------
  Issuance of stock
    pursuant to
    employee stock plans .....     368,424       1      1,847       --        --        --         1,848
  Payments on
    stockholders' notes
    receivable ...............         --      --         --        --        --        214          214
                                ----------- ------- ---------- --------- --------- --------- ------------
Balance at, December 31, 1997.  13,674,534      14    116,268       (73)  (39,580)      (42)      76,587
  Net income .................         --      --         --        --     12,823       --        12,823
  Unrealized gain on
    investments...............         --      --         --         69       --        --            69
                                                                                             ------------
  Comprehensive income........                                                                    12,892
                                                                                             ------------
  Issuance of stock
    pursuant to
    employee stock plans .....     611,404       1      3,547       --        --        --         3,548
  Payments on
    stockholders' notes
    receivable ...............         --      --         --        --        --          2            2
  Income tax benefit from
    exercise of employee
    stock options.............         --      --         218       --        --        --           218
                                ----------- ------- ---------- --------- --------- --------- ------------
Balance at, December 31, 1998.  14,285,938     $15   $120,033       ($4) ($26,757)     ($40)     $93,247
                                =========== ======= ========== ========= ========= ========= ============

                             See accompanying notes.

                                    SDL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                  (In thousands)

                                                    Years Ended December 31,
                                                  -----------------------------
                                                    1998      1997      1996
                                                  --------- --------- ---------
Operating activities
Net income (loss) ...............................  $12,823  ($24,679)   $7,121
                                                  --------- --------- ---------
Adjustments to reconcile net income (loss) to
  net cash provided by (used in)operating
  activities:
    Depreciation and amortization ...............    7,583     5,800     4,948
    In-process research and development .........      --        753        --
    Deferred income taxes .......................     (948)       --      (223)
    Changes in operating assets and liabilities:
      Accounts receivable .......................   (2,110)   (8,076)    1,719
      Inventories ...............................   (5,741)     (485)   (4,435)
      Accounts payable ..........................      916     1,599       520
      Accrued payroll and related expenses ......     (591)      730       195
      Income taxes payable ......................    1,280     2,392        --
      Unearned revenue ..........................      250       (62)     (517)
      Other accrued liabilities .................     (693)      339      (135)
      Other .....................................     (139)      435     2,879
                                                  --------- --------- ---------
Total adjustments ...............................     (193)    3,425     4,951
                                                  --------- --------- ---------
Net cash provided by (used in) operating
       activities ...............................   12,630   (21,254)   12,072
                                                  --------- --------- ---------
Investing activities
Acquisition of property and equipment, net ......  (13,439)   (9,407)   (9,909)
Purchase of marketable securities................  (75,838)  (57,064) (100,620)
Sales and maturities of marketable securities....   81,874    90,707    53,413
Acquisition of Businesses .......................       --    (3,055)   (1,560)
                                                  --------- --------- ---------
Net cash provided by (used in) investing
       activities ...............................   (7,403)   21,181   (58,676)
                                                  --------- --------- ---------
Financing activities
Issuance of stock pursuant to employee stock
  plans .........................................    3,548     1,847     1,509
Payments on stockholders' notes receivable ......        2       214       222
Proceeds from issuance of common stock ..........       --        --    44,652
Reissuance of treasury stock ....................       --        --        33
                                                  --------- --------- ---------
Net cash provided by financing activities .......    3,550     2,061    46,416
                                                  --------- --------- ---------
Net increase (decrease) in cash and cash
  equivalents ...................................    8,777     1,988      (188)
Cash and cash equivalents at beginning of year...    4,593     2,605     2,793
                                                  --------- --------- ---------
Cash and cash equivalents at end of year.........  $13,370    $4,593    $2,605
                                                  ========= ========= =========
Supplemental disclosures of cash flow information
  Cash paid for income taxes ....................     $803        $1      $170
  Cash received from income taxes refunded ......     $214    $1,941      $773

                             See accompanying notes.

                              SDL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization
SDL, Inc. (the Company), a Delaware corporation, designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The Company's revenue is derived from: (i) the sale of standard and customized products to a diverse worldwide customer base utilizing various market applications and, (ii) customer-funded research programs, principally through various government agencies.

Basis of Presentation
The consolidated financial statements include the accounts of SDL, Inc. and its wholly-owned subsidiary, SDL Optics, Inc. Intercompany accounts and transactions have been eliminated in consolidation. The functional currency of the Company's foreign subsidiary is the U.S. dollar. Subsidiary financial statements are remeasured into U.S. dollars for consolidation. Foreign currency transaction gains and losses are included in interest income and other, net and were immaterial for all periods presented. Beginning with 1997, the Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday
closest to December 31.   Accordingly, fiscal 1997 ended on January 2,
1998 and was a 53 week year with the fourth fiscal quarter having 14 weeks; fiscal 1998 ended on January 1, 1999 and was a 52 week year. For ease of discussion and presentation all years are referred to as ending on December 31.

Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Marketable Securities
The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair market value. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in interest income and other, net. The cost of securities sold is based on the specific identification method.

Inventories
Inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out basis) or market. The market value is based upon estimated net realizable value.

Equipment and Leasehold Improvements
Property and equipment are stated at cost. Equipment and fixtures are depreciated using the straight-line method over estimated useful lives ranging from three to eight years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives or the remaining lease terms.

Goodwill and Purchased Intangibles
Goodwill and other purchased intangibles are being amortized using the straight-line method over three to seven years.


Revenue Recognition
Revenue recognition is based on the terms of the underlying sales agreements (purchase orders or contracts). Revenue for product sales is recognized upon shipment. Revenue for costs incurred plus specified fee contracts is recognized on the percentage-of-completion method. Revenue for fixed price milestone contracts is recognized upon the completion of the milestone. Customers entering into cost incurred and fixed price contracts with the Company include the U.S. government, prime or subcontractors for which the U.S. government may be the end customer, and other domestic and international end-users.

Concentrations

   Dependence Upon Government Programs and Contracts - In 1998, 1997, and 1996, the Company derived approximately 28 percent, 38 percent, and 43 percent, respectively, of its revenue directly and indirectly from a variety of Federal government sources. The demand for certain of the Company's services and products is directly related to the level of funding of government programs. The Company believes that the success and further development of its business is dependent, in significant part, upon the continued existence and funding of such programs and upon the Company's ability to participate in such programs. For example, substantially all of the Company's research revenue for 1998, 1997, and 1996 was funded by Federal programs. There can be no assurance that such programs will continue to be funded even if government agencies have available financial resources or that the Company will continue to be awarded contracts under such programs.

   Dependence on Single Source and Other Third Party Suppliers - The Company depends on a single or limited number of outside contractors and suppliers for raw materials, packages and standard components, and to assemble printed circuit boards. The Company generally purchases these single or limited source products through standard purchase orders or one-year supply agreements and has no long-term guaranteed supply agreements with such suppliers. While the Company seeks to maintain a sufficient safety stock of such products and also endeavors to maintain ongoing communications with its suppliers to guard against interruptions or cessation of supply, the Company's business and results of operations have in the past been and could in the future be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, an increase in the price of such supplies, or the Company's inability to obtain reduced pricing from its suppliers in response to competitive pressures.

   Credit Risk - The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains reserves for potential credit losses. Although such losses have been within management's expectations to date, there can be no assurance that such reserves will continue to be adequate.

Principal Business and Export Sales
The Company's operations are conducted in one principal line of business, the design, manufacture, and sale of semiconductor lasers, fiber optic products, and optoelectronic systems. The Company has operations in the United States and international operations in Canada. All sales are denominated in U.S. dollars

All U.S. operations sales to international customers constitute export sales. Export sales to Europe totaled approximately $9.3 million, $5.9 million, and $3.9 million for 1998, 1997, and 1996, respectively. Export sales to the Pacific Rim totaled approximately $8.9 million, $6.9 million, and $6.0 million for 1998, 1997, and 1996, respectively.

Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

                                               Years Ended December 31,
                                          ---------------------------------
                                             1998       1997       1996
                                          ---------- ---------- -----------
Numerator:
Net income (loss) ......................    $12,823   ($24,679)     $7,121
                                          ========== ========== ===========
Denominator:
Denominator for basic earnings per
  share-weighted average shares.........     13,887     13,497      12,012
Incremental common shares attributable
  to shares issuable under employee
  stock plans(1)........................        822        --        1,187
                                          ---------- ---------- -----------
Denominator for diluted earnings per
  share - adjusted weighted average
  shares and assumed conversions........     14,709     13,497      13,199
                                          ========== ========== ===========

Net income (loss) per share - basic.....      $0.92     ($1.83)      $0.59
                                          ========== ========== ===========
Net income (loss) per share - diluted...      $0.87     ($1.83)      $0.54
                                          ========== ========== ===========

(1) Potential common shares relating to shares issuable under employee stock plans are not included in the 1997 calculation due to their anti-dilutive effect on the loss per share.

Options to purchase 62,363 shares of common stock were not included in the computation of the 1998 diluted earnings per share because the options' exercise price was greater than the average market price of common shares.

Comprehensive Income

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Comprehensive income consists of net income and other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

Accumulated other comprehensive income presented in the accompanying consolidated balance sheets consists of the accumulated net unrealized gains and losses on available-for-sale marketable securities, net of the related tax effect for all periods presented. The tax effects for other comprehensive income were immaterial for all periods presented.

Segments of an Enterprise

Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financials Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131). Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See note 14.

Statement of Position 98-1

In March 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP, which has been adopted prospectively as of September 30, 1998, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to adoption of SOP 98-1, the Company expensed all internal use software related costs as incurred.
The effect of adopting the SOP was to increase net income for the year ended December 31, 1998 by $71,000.

Recent Financial Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because the Company has never used derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

2. Marketable Securities

Available-for-sale marketable securities consist of the following (in thousands):

                                                  Gross      Gross
                                     Amortized  Unrealized Unrealized Estimated
                                        Cost      Gains      Losses   Fair Value
                                     ---------- ---------- ---------- ----------
December 31, 1998:
 Medium term notes.................    $10,091         $1        $25    $10,067
 Commercial Paper..................      4,959         20        --       4,979
 Tax-exempt auction rate preferred
   stock...........................      5,950        --         --       5,950
 Money Market Funds................        564        --         --         564
                                     ---------- ---------- ---------- ----------
                                       $21,564        $21        $25    $21,560
                                     ========== ========== ========== ==========

 Included in cash and cash equivalents...............................    $5,514
 Included in short-term marketable securities........................    12,494
 Included in long-term marketable securities.........................     3,552
                                                                      ----------
                                                                        $21,560
                                                                      ==========

                                                  Gross      Gross
                                     Amortized  Unrealized Unrealized Estimated
                                        Cost      Gains      Losses   Fair Value
                                     ---------- ---------- ---------- ----------
December 31, 1997:
 Municipal bonds...................    $13,686         $1        $74    $13,613
 Tax-exempt auction rate preferred
   stock...........................      8,400        --         --       8,400
 Money Market Funds................      1,017        --         --       1,017
                                     ---------- ---------- ---------- ----------
                                       $23,103         $1        $74    $23,030
                                     ========== ========== ========== ==========

 Included in cash and cash equivalents...............................    $1,017
 Included in short-term marketable securities........................    10,400
 Included in long-term marketable securities.........................    11,613
                                                                      ----------
                                                                        $23,030
                                                                      ==========

The following is a summary of contractual maturities of the Company's marketable securities (in thousands):


                                     Amortized                        Estimated
                                        Cost                          Fair Value
                                     ----------                       ----------
December 31, 1998:
 Money Market Funds................       $564                             $564
 Amounts maturing within one year..     17,436                           17,444
 Amounts maturing after one year...      3,564                            3,552
                                     ----------                       ----------
                                       $21,564                          $21,560
                                     ==========                       ==========

Realized losses on the sale of available-for-sale securities were $0.1 million and $0.3 million in 1998 and 1997, respectively.


3. Accounts Receivable

Accounts receivable consist of the following:

                                                  As of December 31,
                                                ---------------------
                                                   1998       1997
                                                ---------- ----------
                                                   (In thousands)
Trade receivables..............................   $20,488    $17,334
Receivables under long-term contracts:
  Billed.......................................     1,865        765
  Unbilled costs and estimated earnings,
   current portion.............................       722      3,051
                                                ---------- ----------
                                                   23,075     21,150
Allowance for doubtful accounts................    (1,005)    (1,190)
                                                ---------- ----------
                                                  $22,070    $19,960
                                                ========== ==========

The majority of unbilled costs and estimated earnings on uncompleted cost incurred and fixed price contracts are billable in the subsequent year.

Pursuant to the retainage provisions in certain long-term contracts, a specified portion of receivables do not become due and payable until completion of a final audit by the Defense Contract Audit Agency. Such retainage amounts total approximately $0.5 million in 1998 and 1997 and are included in other assets in the accompanying balance sheets.


4. Inventories

Inventories consist of the following:

                                                  As of December 31,
                                                ---------------------
                                                   1998       1997
                                                ---------- ----------
                                                   (In thousands)
Raw materials..................................    $6,620     $6,087
Work-in-process................................    13,059      7,851
                                                ---------- ----------
                                                  $19,679    $13,938
                                                ========== ==========

No significant amounts of finished goods or work-in-process related to long-term contracts are maintained.


5. Property and Equipment

Property and equipment consist of the following:

                                                  As of December 31,
                                                ---------------------
                                                   1998       1997
                                                ---------- ----------
                                                   (In thousands)
Machinery and equipment........................   $48,636    $37,946
Leasehold improvements.........................     8,431      7,697
Furniture and fixtures.........................       898        846
Construction-in-progress.......................     3,897      1,934
                                                ---------- ----------
                                                   61,862     48,423
Less accumulated depreciation and amortization.   (28,931)   (22,125)
                                                ---------- ----------
                                                  $32,931    $26,298
                                                ========== ==========


6. Goodwill and Purchased Intangibles

Purchased intangibles, which are included in other assets, consist of the following:

                                                  As of December 31,
                                                ---------------------
                                                   1998       1997
                                                ---------- ----------
                                                   (In thousands)
Goodwill.......................................    $1,363     $1,363
Other purchased intangibles....................     1,945      1,945
                                                ---------- ----------
                                                    3,308      3,308
Less accumulated amortization..................    (2,147)    (1,370)
                                                ---------- ----------
                                                   $1,161     $1,938
                                                ========== ==========

See Note 11, Acquisitions.


7.  Note due from Related Party

On May 1, 1997 the Company loaned an officer $612,000 secured by a deed of trust. The note is due on the tenth anniversary of the date of the note, however; certain amounts may be forgiven. After five years continuous employment with the Company, $200,000 will be forgiven. After ten years continuous employment with the Company, an additional $200,000 will be forgiven. Other terms provide for mandatory prepayment if certain events of default occur. The note shall bear interest at 8% only in the event of a default. The amount expected to be forgiven is being amortized to compensation expense over ten years.


8. Income Taxes

The provision for income taxes consists of the following:

                                                     Years Ended December 31,
                                                --------------------------------
                                                   1998       1997       1996
                                                ---------- ---------- ----------
                                                          (In thousands)
Current:
  Federal......................................      $181     $  --      $2,617
  State........................................        26        --         312
  Foreign......................................     1,784        417        346
                                                ---------- ---------- ----------
                                                    1,991        417      3,275
Deferred:
  Federal......................................      (948)       --        (371)
  State........................................       --         --         148
                                                ---------- ---------- ----------
                                                     (948)       --        (223)
                                                ---------- ---------- ----------
                                                   $1,043       $417     $3,052
                                                ========== ========== ==========

The tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares acquired under the Company's incentive stock option and employee stock purchase plans were $0.2 million, zero and $5.2 million in 1998, 1997 and 1996, respectively. Such benefits were credited to additional paid-in capital.

Pre-tax income from foreign operations was $4.6 million, $1.1 million and $0.8 million in 1998, 1997 and 1996, respectively.

The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate to income before taxes is explained below:

                                                     Years Ended December 31,
                                                --------------------------------
                                                   1998       1997       1996
                                                ---------- ---------- ----------
                                                          (In thousands)
Tax at federal statutory rate..................    $4,853    ($8,492)    $3,560
State income tax, net of federal
  tax benefit..................................        17       --          299
Non-deductible in-process, research
  and development write-off....................      --          264       --
Net operating loss not benefited (utilized)....    (3,809)     9,057       --
Valuation allowance............................      (216)      --         --
Tax-exempt interest income.....................      (124)      (453)      (455)
Other..........................................       322         41       (352)
                                                ---------- ---------- ----------
Provision for income taxes.....................    $1,043       $417     $3,052
                                                ========== ========== ==========

Significant components of the Company's deferred tax assets are as follows:

                                                  As of December 31,
                                                ---------------------
                                                   1998       1997
                                                ---------- ----------
                                                   (In thousands)
Deferred tax assets:
  Net operating loss carryforwards.............    $9,132     $9,680
  Reserves and other accrued expenses
    not yet deductible for tax.................     1,832      2,070
  Inventory....................................     3,088      1,584
  Intangible assets............................     4,157      3,838
  Tax credit carryforward......................     1,800        970
  Other........................................       --          52
                                                ---------- ----------
  Total deferred tax assets....................    20,009     18,194
  Valuation allowance..........................   (15,128)   (14,030)
                                                ---------- ----------
  Net deferred tax assets......................     4,881      4,164
                                                ---------- ----------
Deferred tax liabilities:
  Depreciation.................................      (743)      (550)
  Other........................................      (138)      (562)
                                                ---------- ----------
  Total deferred tax liabilities...............      (881)    (1,112)
                                                ---------- ----------
Net deferred tax assets........................    $4,000     $3,052
                                                ========== ==========

The valuation allowance increased by approximately $1.1 million and $12.0 million in 1998 and 1997, respectively. Approximately $7.6 million of the valuation allowance is related to the benefits of stock option deductions, which will be credited to paid-in capital when realized.

As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $26.0 million and $4.8 million, respectively, and federal and state tax credit carryforwards of approximately $0.9 million and $1.3 million, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in years 2001 through 2018, if not utilized.

Management has determined, based on the Company's history of prior operating earnings, its expectations for the future, and the extended period over which the benefits of certain deferred tax assets will be realized, that a partial valuation allowance should be provided. The realization of the Company's net deferred tax assets, which relate primarily to temporary differences, net operating loss carryforwards and tax credit carryforwards is dependent on generating sufficient taxable income during the periods in which the temporary differences are expected to reverse. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

9.  Stockholders' Equity

Common Stock Offerings

On June 26, 1996, the Company issued 1,500,000 shares of common stock in a follow-on public stock offering at a per share price of $27.00. In addition, SDL's Underwriters exercised their over-allotment option to purchase 255,000 additional shares of the Company's common stock. Net proceeds to the Company approximated $44.7 million.

Shareholder Rights Plan

The Company has adopted a Shareholder Rights Plan (Rights Agreement). Pursuant to the Rights Agreement, rights were distributed at the rate of one right for each share of Common Stock owned by the Company's stockholders of record on November 17, 1997. The rights expire on November 5, 2007 unless extended or earlier redeemed or exchanged by the Company. Under the Rights Agreement, each right entitles the registered holder to purchase one-hundredth of a Series B Preferred share of the Company at a price of $110. The rights will become exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more or the Company's common stock.


Stockholders' Notes Receivable

Certain exercises of stock options occurred in conjunction with the issuance of full-recourse stockholders' notes receivable. The notes bear interest between 5 percent and 8 percent per annum with annual interest payments. The principal on the notes is due beginning in 1999 through 2001.

10.     Stock-Based Compensation Plans

Stock Option Plans

The 1992 Stock Option Plan provided for the granting of incentive stock options and nonqualified options to purchase up to 4,558,125 shares of the Company's common stock to officers, directors and key employees at exercise prices of not less than fair value on the date of grant as determined by a committee of the Board of Directors. Options granted were immediately exercisable; however, unexercised options and shares purchased upon the exercise of the options are subject to vesting over a one- to five-year period. Shares not vested at the date of termination of employment may be repurchased by the Company at the original exercise price. No further options will be granted under the 1992 Stock Option Plan.

The Company's 1995 Stock Option Plan was approved by the Board of Directors in January 1995 and by the stockholders in February 1995. The purposes of the 1995 Option Plan are to give the Company's employees and others who perform substantial services to the Company incentive, through ownership of the Company's common stock, to continue in service to the Company, and to help the Company compete effectively with other enterprises for the services of qualified individuals. The 1995 Stock Option Plan permits the grant of incentive stock options to employees, including officers and Directors who are employees, and the award of nonqualified stock options to the Company's employees, officers, Directors, independent contractors, and consultants. The number of shares available for grant was initially 712,500 shares. Beginning on the first day of each fiscal year, the number of shares reserved for grant will be increased by 5 percent of the number of shares of common stock outstanding as of the end of the preceding fiscal year. Options granted under the 1995 Stock Option Plan are subject to vesting over a one to five year period and must generally be exercised by the optionee during the period of employment or service with the Company or within a specified period following termination of employment or service. Options currently expire no later than ten years from the date of grant.

The Company has reserved 3,323,738 shares of common stock for future issuance under its Stock Option Plans as of December 31, 1998.

Information with respect to stock option activity is summarized as follows:

                                                   Outstanding Options
                                                 -----------------------
                                                              Weighted-
                                      Available                Average
                                         for      Number of    Exercise
                                        Grant       Shares      Price
                                     ----------- ------------ ----------
Balance at December 31, 1995......      130,350    2,860,863      $3.59
  Options granted.................     (373,642)     373,642      20.53
  Options canceled................      182,274     (182,274)     15.32
  Options exercised...............         --       (821,569)      0.70
  Additional options authorized...      531,375          --         --
  Option authorizations canceled..      (14,520)         --         --
                                     ----------- ------------
Balance at December 31, 1996......      455,837    2,230,662       6.48
  Options granted.................     (552,645)     552,645      16.06
  Options canceled................      140,268     (140,268)     16.79
  Options exercised...............         --       (249,734)      2.33
  Additional options authorized...      665,305          --         --
                                     ----------- ------------
Balance at December 31, 1997......      708,765    2,393,305       8.51
  Options granted.................     (646,863)     646,863      22.58
  Options canceled................      156,080     (156,080)     19.58
  Options exercised...............         --       (462,059)      4.06
  Additional options authorized...      683,727          --         --
                                     ----------- ------------
Balance at December 31, 1998......      901,709    2,422,029     $12.41
                                     =========== ============

 The following table summarizes information about options outstanding at December 31, 1998:

                        Options Oustanding              Options Exercisable
                 ------------------------------------ ----------------------
                               Weighted-
                                Average    Weighted-              Weighted-
                               Remaining    Average                Average
   Range of         Number    Contractual   Exercise    Number     Exercise
Exercise Prices  Outstanding  Life (Years)   Price    Exercisable   Price
---------------- ------------ ------------ ---------- ----------- ----------
 $0.34 -  $5.10      822,109          3.7      $0.84     822,109      $0.84
  5.11 -  11.00      237,409          6.1      10.02     184,471       9.87
 11.01 -  16.00      336,695          8.2      13.60     107,346      14.11
 16.01 -  21.00      470,679          8.4      18.60     120,169      18.44
 21.01 -  25.00      492,774          9.0      24.01      40,041      22.79
 25.01 -  30.00       53,313          7.5      27.64      25,925      27.74
 30.01 -  39.63        9,050         10.0      39.63         --         --
                 ------------                         -----------
 $0.34 - $39.63    2,422,029          6.7     $12.41   1,300,061      $6.05
                 ============                         ===========

Employee Stock Purchase Plan
To provide employees with an opportunity to purchase common stock of the Company through payroll deductions, the Company established the 1995 Employee Stock Purchase Plan (the ESPP) and initially reserved 450,000 shares of common stock for issuance to participants. In May 1998, 400,000 additional shares of common stock were reserved for issuance to participants. Under the ESPP, the Company's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85 percent of the fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two-year offering period. Under the ESPP, the Company sold 149,345, 118,690, and 110,658 shares in 1998, 1997 and 1996, respectively.


Stock-Based Compensation
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock-based awards because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires use of option valuation models that were not developed for use in valuing stock-based compensation plans. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's stock-based awards have characteristics significantly different from those of traded options, and since changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                   Options                      ESPP
                          -------------------------- --------------------------
                            1998     1997     1996     1998     1997     1996
                          -------- -------- -------- -------- -------- --------
Expected Life...........  4 years  4 years  3 years  6 months 6 months 6 months
Expected Volatility.....     0.72     0.66      0.6     0.84     0.82     0.72
Risk Free Interest Rate.     5.15%    6.17%    6.04%    5.06%    5.64%    5.45%

For the purpose of pro forma disclosures, the estimated fair value of the above stock-based awards is amortized over the awards' vesting period. The Company's pro forma information follows (in thousands, except for per share information):

                                      Years Ended December 31,
                                   --------------------------------
                                      1998       1997       1996
                                   ---------- ---------- ----------
Pro forma net income (loss).....      $6,789   ($27,523)    $5,947
Pro forma net income (loss)
  per share - basic.............       $0.49     ($2.04)     $0.50
Pro-forma net income (loss)
  per share - diluted...........       $0.46     ($2.04)     $0.45

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

Weighted-average fair value of options granted during 1998, 1997 and 1996 were $13.02, $8.92 and $9.65, respectively. The weighted-average fair value of ESPP rights granted in 1998, 1997 and 1996 were $7.53, $5.64 and $3.97, respectively.

11.  Acquisitions

In November 1997, the Company acquired all of the outstanding stock of Mr. Laser, Inc., a company involved in the design and development of compact laser marking systems. The acquisition was accounted for under the purchase method of accounting. The total purchase price was approximately $1,202,000, which includes related transaction costs of $22,000, $187,000 for net acquired liabilities. At the time of acquisition, the Company recorded $753,000 as in-process research and development for development projects that had not yet reached technologic feasibility. To determine the value of in-process research and development, the Company considered, among other factors, the state of development of the compact laser marking system, the costs needed to complete development, and the expected income and risks associated with the inherent difficulties and uncertainties in completing development. Purchase price in excess of amounts allocated to in-process research and development and net acquired liabilities was approximately $453,000 and was allocated to goodwill. Goodwill is being amortized straight-line over a three year life. Mr. Laser's operating results are included in the accompanying consolidated financial statements beginning with November 1997. The results of Mr. Laser prior to the acquisition were not material to the Company's consolidated results of operations.

12.  Commitments

The Company leases all of its facilities and certain equipment under operating leases. The operating facilities leases contain renewal options. The future minimum rental payments as of December 31, 1998, under operating leases are as follows (in thousands):

           Fiscal Year               Amount
---------------------------------- ----------
  1999............................    $2,218
  2000............................     2,275
  2001............................     2,246
  2002............................       640
  2003............................       167
                                   ----------
                                      $7,546
                                   ==========

Rental expense was approximately $2.2 million, $1.7 million and $1.4 million, for 1998, 1997 and 1996, respectively.

13. Contingencies

In 1985, Rockwell International Corporation (Rockwell) asserted, and in 1995 filed suit in the Northern California Federal District Court against the Company alleging that a Company fabrication process infringed certain Rockwell patent rights. Rockwell sought to permanently enjoin the Company from infringing Rockwell's alleged patent rights and sought unspecified actual and treble damages plus costs. The Company answered Rockwell's complaint asserting, among other defenses, that Rockwell's patent is invalid. Rockwell's suit was stayed in 1995 pending resolution of another suit, involving the same patent, brought by Rockwell against the Federal government, and in which SDL had intervened. The suit between the Federal government and Rockwell was resolved in Janaury 1999, by way of a settlement payment from the Federal government to Rockwell. The Company did not participate in the settlement. As a result of that settlement, the Company anticipates that the stay of Rockwell's suit against the Company will be lifted. A status conference is scheduled in that case for March 8, 1999. The resolution of this litigation is fact intensive so that the outcome cannot be determined and remains uncertain. If Rockwell prevailed in the litigation, it could be awarded monetary damages against the Company. The Company believes, however, that it has meritorious defenses to the Rockwell's allegations in the litigation.

Shortly after the aforementioned suit between Rockwell and the Federal government was filed, the Federal government had notified the Company that, if the Federal government were liable to Rockwell, then the Federal government might seek indemnification for a portion of its liability from the Company. The Federal government never stated the amount of the Company's alleged indemnity obligation, nor has it ever repeated its assertion that the Company might have some indemnity obligation to the Federal government.

SDL is engaged in various cost-reimbursement type contracts with the Federal government. These contracts utilize allowable costs plus contract fee to determine revenue. Federally-funded contracts are subject to audit of pricing and actual costs incurred, which have resulted and could result in the future, in price adjustments. The government has in the past and could in the future, challenge the Company's accounting methodology for computing indirect rates and allocating indirect costs to government contracts. The government is currently challenging certain indirect cost allocations. While management believes that amounts recorded on its financial statements are adequate to cover all related risks, the government has not concluded its investigation or agreed to a settlement with the Company. Although the outcome of this matter cannot be determined at this time, management does not believe that its outcome will have a material adverse affect on the Company's financial position, results of operations or cash flows. Nevertheless, based on future developments, the Company's estimate of the outcome of these matters could change in the near term.

Trial of the Spectra-Physics vs. SDL, Inc. litigation began before the Santa Clara County, California Superior Court on May 7, 1997. On May 19, 1997, before the trial was concluded, the Company, Spectra-Physics and its subsidiary Opto Power Corporation, and Xerox Corporation made a comprehensive settlement of their disputes.

During the second quarter of fiscal 1997, the Company included approximately $27.5 million in general and administrative expenses for settlement and related legal costs associated with the resolution of the dispute with Spectra-Physics, Inc.

14. Segments of an Enterprise and Related Information

Reportable Segments

SDL has three reportable segments: communications, research, and printing and materials processing. The communications business unit develops, designs, manufactures and distributes lasers for applications in the telecom, cable television, satellite and dense wavelength division
multiplexing markets.   The research business unit conducts research,
development or product customization, involving both communications and printing and material processing applications, for Fortune 500 companies, major international customers, smaller domestic and international
companies, and multiple Federal government agencies.   The operating
results of the research business unit include solely the results generated from that business unit. Research revenue on the Consolidated Statement of Operations included research, development, and product customization conducted by all segments of the Company. The printing and materials processing business unit develops, designs, manufacturers and distributes lasers for applications in the surface heat treating, product labeling, digital imaging, digital proofing, and thermal printing solutions markets.

The operating segments reported below are the segments of the Company for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The accounting policies of the operating segments are the same as those described in the summary of accounting policies.

The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products with different applications. The Company does not allocate assets to its individual operating segments.

Information about reported segment income or loss is as follows (in thousands):



                                                          Printing
                                   Communica-               and
                                      tion                Material
                                    Products   Research  Processing   Total
                                   ---------- ---------- ---------- ---------
Year ended December 31, 1998:
Revenue from external customers...   $55,391     $7,354    $43,393  $106,138
Amortization......................       645        --         132       777
Segment Operating Income..........    $7,744       $135     $4,776   $12,655

                                                          Printing
                                   Communica-               and
                                      tion                Material
                                    Products   Research  Processing   Total
                                   ---------- ---------- ---------- ---------
Year ended December 31, 1997:
Revenue from external customers...   $38,354    $11,020    $41,990   $91,364
Amortization......................       645        --          26       671
In Process R&D....................       --         --         753       753
Segment Operating Income (Loss)...    $2,657       $138      ($912)   $1,883

                                                          Printing
                                   Communica-               and
                                      tion                Material
                                    Products   Research  Processing   Total
                                   ---------- ---------- ---------- ---------
Year ended December 31, 1996:
Revenue from external customers...   $35,557    $11,900    $35,018   $82,475
Amortization......................       645        --         --        645
Segment Operating Income..........    $3,804       $518     $4,350    $8,672


A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows (in thousands):

                                                   Years Ended December 31,
                                              -------------------------------
                                                 1998       1997      1996
                                              ---------- ---------- ---------
Operating Income (Loss)
  Total operating income from operating
     segments...............................    $12,655     $1,883    $8,672
  Spectra Physics Lawsuit and related
     legal costs............................        --     (27,500)       --
                                              ---------- ---------- ---------
Total consolidated operating income (loss)..    $12,655   ($25,617)   $8,672
                                              ========== ========== =========

Geographic Information

Information regarding geographic areas for the years ended December 31, 1998, 1997 and 1996 is as follows (in thousands):


                                                           Long-
                                                           Lived
                                              Revenue(a)   Assets
                                              ---------- ----------
Year ended December 31, 1998:
  United States.............................    $80,665    $33,624
  Canada....................................      6,503      3,016
  Germany...................................      4,771        --
  France....................................      4,308        --
  Japan.....................................      6,886        --
  Other foreign countries...................      3,005        --
                                              ---------- ----------
         Total                                 $106,138    $36,640
                                              ========== ==========

                                                           Long-
                                                           Lived
                                              Revenue(a)   Assets
                                              ---------- ----------
Year ended December 31, 1997:
  United States.............................    $75,832    $28,249
  Canada....................................      2,175      1,366
  Germany...................................      2,936        --
  France....................................      3,221        --
  Japan.....................................      4,123        --
  Other foreign countries...................      3,077        --
                                              ---------- ----------
         Total                                  $91,364    $29,615
                                              ========== ==========

                                                           Long-
                                                           Lived
                                              Revenue(a)   Assets
                                              ---------- ----------
Year ended December 31, 1996:
  United States.............................    $69,883    $23,777
  Canada....................................      1,144      1,075
  France....................................      3,329        --
  Japan.....................................      3,740        --
  Other foreign countries...................      4,379        --
                                              ---------- ----------
         Total                                  $82,475    $24,852
                                              ========== ==========

(a) Revenue is attributed to countries based on the location of customers.

Major Customers

The Company received approximately 14 percent, 19 percent and 21 percent of its 1998, 1997, and 1996, respectively, revenue from Lockheed-Martin through several government and commercial programs. Sales to Lockheed-Martin are reported in the communication products and printing and material processing segments. Almost all of the Company's revenue from this customer during 1998, 1997 and 1996 was derived from Federally-funded programs. Most of the Company's Federally-funded programs are subject to renewal every one or two years and to termination for convenience by the government agency. The loss of the Company's contracts or failure to win new contracts with Lockheed-Martin, or other major customers, could have an adverse effect on the Company's results of operations.

15.  Employee Benefit Plan

In 1990, the Company established the SDL, Inc. Profit Sharing and Saving Plus Plan (the Plan) that covers substantially all U.S. full-time employees and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Participants may defer up to 20 percent of their pre-tax earnings (up to the Internal Revenue Service limit). The Company matches 50 percent of employee contributions up to a maximum of 5 percent of the participant's pre-tax earnings. The participants' as well as the Company's matching contributions are fully vested. Company contributions to the Plan were approximately $0.6 million, $0.5 million, and $0.4 million for 1998, 1997, and 1996, respectively.

16. Subsequent Events (unaudited).

In February 1999, the Company acquired the fiber laser business of Polaroid for $5.2 million cash. The business acquired includes all the physical assets, intellectual property, including the assignment of 38 patents and the licensing of 22 patents in the fiber laser area, and the ongoing operation of the fiber manufacturing facilities and fiber laser subsystem. The acquisition will be accounted for under the purchase method of accounting and the Company anticipates it will write-off in-process research and development up to $1.5 million in the first quarter of 1999. The results of the fiber laser business are not material to the Company's historical consolidated results of operations.

CORPORATE INFORMATION

Directors

Donald R. Scifres
Chairman of the Board
Chief Executive Officer
SDL, Inc.

Keith B. Geeslin (1)
Senior Vice President
The Sprout Group

Anthony B. Holbrook(1)
Vice Chairman (retired)
Advanced Micro Devices, Inc.

John P. Melton
Executive Vice President (retired)
SDL, Inc.

Mark B. Myers(2)
Senior Vice President
Xerox Corporation

Frederic N. Schwettmann(2)
President (retired)
Read-Rite Corporation

(1) Member of Audit Committee
(2) Member of Compensation Committee

SDL, Inc. Officers

Donald R. Scifres
Chief Executive Officer

Gregory P. Dougherty
Chief Operating Officer

David F. Welch
Vice President, Corporate Development and Chief Technology Officer

Michael L. Foster
Vice President, Finance, Chief Financial Officer and Secretary

Richard R. Craig
Vice President, Materials Processing and Printing

Robert J. Lang
Vice President, Research and Development

Dennis M. Samaritoni
Vice President, Manufacturing


SDL, Inc. General Information

Annual Meeting
The annual meeting of the stockholders of SDL, Inc. will be held on May 13, 1999. All stockholders are encouraged to attend.

Stockholder Report
Additional copies of this annual report and of the Company's Form 10-K as filed with the Securities and Exchange Commission can be obtained without charge by contacting the Investor Relations Department of SDL, Inc. at
Tel: (408) 943-4343
Fax: (408) 943-1258
http://www.sdli.com

Stockholder Communications
Communications concerning address changes, stock certificates, and stockholder accounts should be directed to:
Chase Mellon
Shareholder Services
P.O. Box 3315
South Hackensack, NJ 07606
Tel: (800) 356-2017
Fax: (201) 329-8960
http://www.chasemellon.com

Market Price of Common Stock
The Company's common stock is traded on the Nasdaq National Market under the symbol SDLI. The high and low sales prices are as reported by the Nasdaq National Market.



Price Range of Common Stock

                                                        High       Low
                                                      --------- ---------
 Q4 1998..........................................      $41.88     $9.75
 Q3 1998..........................................      $29.06    $12.50
 Q2 1998..........................................      $27.50    $19.63
 Q1 1998..........................................      $24.00    $15.13

 Q4 1997..........................................      $22.38    $13.50
 Q3 1997..........................................      $25.25    $16.00
 Q2 1997..........................................      $21.50     $8.00
 Q1 1997..........................................      $29.00    $14.00


Corporate Headquarters
80 Rose Orchard Way
San Jose, CA 95134-1365
(408) 943-9411

Manufacturing
3530 Bassett Street
Santa Clara, CA 95054

SDL Optics, Inc.
6703 Rajpur Place
Saanichton, BC V8M 1Z5
(250) 544-2244

Registrar and Transfer Agent
Chase Mellon
Shareholder Services
San Francisco, California

Counsel
Morrison & Foerster LLP
Palo Alto, California

Independent Accountants
Ernst & Young LLP
San Jose, California